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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following is an audio transcript of membership meeting that occurred on
November 30, 2000 and is currently available for replay on the CBOT's intranet site, MemberNet.


TRANSCRIPTION OF CBOT TAPE                                     November 29, 2000


The CBOT urges you to read the registration statement on form S4 including the proxy statement prospectus contained within the registration statement regarding the CBOT restructuring. When it becomes available, as well as the other documents that the CBOT has filed, or will file, with the SEC because they contain, or will contain, important information you may obtain a free copy of the proxy statement prospectus when it becomes available and other documents filed the CBOT at the SEC's website at www.sec.gov or from the office of the secretary at the CBOT.

Can I have your attention? Your elected nominating committee welcomes you and its host to this year's Chicago Board of Trade forum for the candidates for chairman of the board. My name is John Tocks and I will act as moderator. May I introduce this year's candidates? Beginning on your left is David P. Brennnan, and on your right is Nicholas J. Newbauer. First I would like to read the brief biography of each candidate that appeared in this month's trader publication. David P. Brennan, 43, has been nominated to serve a two-year term as chairman of the board of directors of the Chicago Board of Trade. Brennan is currently completing a two year term as chairman of the CBOT, a position to which he was elected in December 1998. Brennan, an independent member of the exchange since 1980, was elected to serve two three-year terms on the CBOT board of directors from 1988 to 1990 and from 1992 to 1994. He also served as a member of the CBOT executive committee in 1990. As a CBOT director, he also served on the board of the MidAmerica Commodities Exchange, a CBOT affiliate. During his term as chairman he created and chaired the restructuring task force on the implementation committee to oversee the CBOT restructuring process. Brennan has also served on or chaired numerous committees since he joined the exchange. These committees include technology, finance, membership, business conduct, series advisory, regulatory oversight, and the new trading facility taskforce. Brennan earned a bachelor of science degree from Marquette University. Nicholas
J. Newbauer, 54, is a candidate to serve a two-year term as chairman of the board directors of the CBOT. Newbauer, an independent member of the exchange since 1978, served as vice chairman of the arbitration committee from 1993 to 1997. Additionally, Newbauer was a management consultant with McKinsey & Company consulting for international companies and before that he was a corporate and tax lawyer with Sidley & Austin in Chicago. Newbauer co-founded TradeLink Corporation in 1979 with fellow member Walt Weismann and served as its president from 1979 to 1987. He is the president of Sannal Corporation, a real estate company founded in 1991. Newbauer earned a juris doctor and master of business administration from Stanford University Law and Business Schools in 1973 and a bachelor of arts degree from the University of Minnesota in 1967. Currently Newbauer owns two CBOT seats and one Chicago Board Options Exchange seat. He bought his second CBOT seat this August 2000. After a drawing to determine who speaks first, there will be a five minute opening statement by each candidate. Candidates will then answer questions that were submitted to the nominating committee by you and other members. Each candidate will have up to two minutes to answer these questions. The timekeeper will notify the speaking candidate when there is one minute left 30 seconds in which time has lapsed. We are now going to have the drawing to see who goes first.

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Good afternoon. Let me begin by saying I am happy to be here. I have an opponent who is a fine person, I have many great supporters, and I have enjoyed talking to you, the members, about the future of the Chicago Board of Trade. I'm going to be positive today, even though Board of Trade needs major turnaround. I can be positive because I feel that mismanagement and under-management have turned mole hills into mountains. I truly believe that taking simple business-like steps can turn us around. I'm going to talk about these steps and I hope that in laying them out I can get rid of the doom and gloom that many members feel, and that by setting forth the clear plan, I can dispel any fear of the future. I said I wasn't going to dwell on the past or talk at length about the mistakes that have been made. We all understand that under-management at the CBOT began long before this chairman. We're here to decide who should be the next chairman. We're talking about the future. But surprisingly there are some people who say we're doing alright. I want it understood that we need a major turnaround. Look at what the market is telling us. Seat price is our stock price. Our seats have seen sharp declines that now below $300,000. They are $80,000 to $100,000 below the CBO seat when ours is a senior seat. Compare this to new CME. I was a member there for 15 years and saw seats go down to $251,000 in 1998. Then they took some simple business like steps. Their seat prices have multiplied at the same time ours have gone down. Not the market, it's the way this exchange has been run. Sometimes a few setbacks can be bad luck, but we have had so many, that the only conclusion is bad judgment. So let's be clear here-our morale is low, our confidence in the future is low, our seat prices are low. I am running because we can do better. One feeling I have to discuss before I move on to my positive program-that is communication. We've had very little communication over the last year, and this had led to rumors and panic seat selling. Because of this lack of communication, I am not sure what David's vision is for the Board of Trade.
We'll find out today. But the problem is members should be fully aware of what their chairman thinks. Otherwise we hear voices calling for closing the floor or spreading financial doom and gloom and we don't know what to think-because our chairman is not out front telling us loud and clear what he thinks. We need to understand that the most important profit centers we have today are member profit centers-the money we make as traders, brokers, FCMs, local clearing firms. These profits do not show up on the books of the CBOT and so might be called invisible. But they are the reason we're down here and why our seats have value. A good estimate of this profit center would be about $300,000,000. Now the CBOT is demutualizing and becoming a full profit corporation. I agree with that and I am for that. My vision is that we understand that both member profit centers and CBOT level profit centers, that is the exchange level profit centers, have to be looked at as part of an overall business plan. Then we hire an high-quality CEO to execute that plan. My primary job as chairman is to tell our new CEO what our vision is, what his mission is. If he hears it from me, he will know about member profit centers. If he hears the same thing we have been hearing for the last year, he won't know about them. I am saying loudly and clearly that our new CEO has to look at overall value and to do this his incentive package must be such that he earns money if he increases the total value of the exchange. That is the first part of my program. We need to get a professional CEO on board and we have to give him an incentive package so that he is focused on the overall value of the CBOT. During this campaign I've talked to members about the importance of electrifying open outcry. There is no reason why we can't follow the model of the CBOE. They've done this for ten years. The technology is available.
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This will allow a true side-by-side trade with the benefit of the customers,
FMCS and members. Let's talk about the CBOE issues. As a lawyer with high-level legal experience, I understand these issues. Let me say this loud and clear-I would be a complete failure as chairman if the exercise right was lost because of some legal mistake. The CBOE exercise right is an essential of source of value in our seats. To take any restructuring step and lose it, or subject it to endless litigation would be gross negligence. Let me finish by talking about the role of the chairman because it appears that David and I have a sharp difference. He said in a letter to members that the new CEO would carry the title of chairman which seems to imply that he would soon step down after election and restructuring and give the role to the CEO. This would be wrong. We need to know the chairman is a point of contact between the 6th floor, trading floor, and members in general. Also, I have the business background to complement the work of a CEO, plus the CBOT knowledge that comes with 22 years of membership. I can help this new CEO. Now I'm done. My five minutes are over. In a five minute talk, I've only been able to touch on a few things that's why I passed out an extended version of my remarks. I hope you read it-that's why I left some things out because of the time limit. I look forward to your questions.

Mr.  Brennnan.

Thank you. Good afternoon. Is the CBOT better off than it was two years ago? Are we as owners better off than we were two years ago? I know many of you would say no to those questions. I say yes, absolutely to those questions. Two years ago we on a course that I think the franchise was at risk. As members we were blissfully happy. We were doing record volume, and to all appearances the Board of Trade was doing quite well. The membership was told basically what they wanted to hear, shielded from some hard facts. Unfortunately, the foundations below us were cracking and we weren't paying any attention as owners. I was asked if we were in a crisis. My response is that we were in a crisis for about the last five to seven years. We are now coming out of that predicament. We all know now what most of those weaknesses were. The minute our volume turned our soft underbelly was exposed. One product makes up much, way too much of our current revenue. We failed to deliver effective and cost efficient technology despite expenditures of very large resources, and there were other failings that were just too numerous to mention today. But it does not matter who or what was involved with those failings. Laying blame is just wasted energy in my opinion. How it happened is all important. How did our institution come so perilously close to the edge? I believe this happened because our organizational structure today is flawed in today's market place. Discovering this weakness is a good thing, it's not a bad thing. Our members' eyes were closed to our short comings, now I believe that they are opened. We are facing that elephant that's living in the living room head on. This is why we are better off-not because of lower volume or declining seat prices. We are better off because we are wiser and we can now face our problems directly. We are about to put in place a new structure. A structure that will demand performance from the CEO, the board, and the staff. A structure that will impose accountability and provide commensurate rewards for that performance. A structure that unlocks our equity investment in our exchange from our trading rights. A structure that makes us competitive in our industry and positions this place for real growth. The days of members acting as shadow CFOs and CIOs must come to an end. The

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days of membered chairmen must come to an end. The chairman and restructured
CBOT should not be what we've always had here at the CBOT which is a non-executive chairman, a membered chairman. A position with title but no real authority and no staff. The chairman should be the CEO as well as the chairman. An executive chairman. A professional business man with line responsibility over the entire staff. The days of political boards of directors must come to an end. The board should be small and able to react quickly to business challenges and opportunities. The board should feel as much pressure as the CEO to deliver value to its shareholders. Our business can be run as a business, and we will be very successful. Operating the CBOT as an efficient business does not threaten the membership. Rather it enhances our economic prospects. Nobody knows if the marketplace will be all electronic or all floor based or an amalgamation of the two. Currently we are now prepared for both, despite the strain on our cash resources. Whatever the outcome the marketplace will be the determining factor. Not the CBOT members, or for that matter the CBOT management. By running our business as a business, we don't threaten the members. It's just the opposite-we protect the franchise, we position ourselves to grow, and we preserve and enhance the vital order flow that is the source of our livelihoods. If we run our business right, member opportunity expands-it grows. Fellow members, for the first time in my 20-year career here at the CBOT this election is not a political election. The stakes are not popularity or prestige. The stakes are all business. This is a very healthy sign for us as members. It means we are once again paying attention to our business. There are many issues besides restructuring. The discussion and the Q&A will give the opportunity to ask about issues like MFN, CBOT, the exercise right, our finances, the Ace Alliance, and a permanent CEO. I look forward to your questions and I'll do my best to answer as much detail as I can. However, I am under some constraint because I am the sitting chairman and given the fact that we're in an S-4 filing, I am constrained by certain things for example all this had to go up to the SEC before I presented it here today, but to the best of my ability I will answer those questions. But as I said in my letter to you last week, my primary commitment is to our restructuring. I believe it is a step we must take to accomplish the transition for becoming competitive once again. It's the right step. This year we have taken huge steps as a membership. We're more than half way there. We've made real progress. Now we must take those final steps. That's why I'm here and that's why I'm running again.

I will now ask questions submitted by beginning with the candidate who spoke second. Therefore, that would be David Brennan. These are questions that the nominating committee looked at all the letters you sent back to the secretary's office and we combined. Many of you covered the same topic in different ways. We combined them into one question. If elected, how will you communicate to the members in light of the restrictions put upon you by the SEC? There were a lot of communication questions. That's to you David.

You all have viewed me for almost two years. I'm not going to get any worse for my communication. But I will say this: I think this is a more enlightened membership than it was two years ago. By being able to watch how your business has been run is more communication than any piece of paper that we hand out that gets thrown on the floor. Certainly anybody that has had questions or wanted to know something has been able to contact us. Restrictions on the

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SEC side-once the S4 is filed-it's very restrictive-today it's a little bit restrictive. I'll tell you anything I put out to the floor for example during this election has to go to the SEC, has to get approved by the lawyers. But again, the communication-I'm a firm believer in not sending a lot of dribble out to the membership. We communicate when there's things and all the facts are known and we're at the end of the line with whatever we're talking about. Example, the finances. A lot of rumors. A lot of people said you should come down and dispelled the rumors. Finance committee had their final meeting yesterday. We're having a board meeting tomorrow.And it's not a special board meeting on the finances. It's actually an early board meeting to take up the 2001 budget. Not an emergency meeting on finances. Again, I'll do my best to communicate, but I believe the communication is all for, probably not as often as some people would like. But again, communication when it is done is more important that way when you are not sending a lot stuff out that really has no meaning.

Nick.

Obviously as chairman I would comply with all SEC restrictions. But I think we have to understand that SEC restrictions do not preclude somebody from discussing facts or historical facts such as something I'm going to get into in a moment. The main thing they preclude you from doing is discussing financial projections or other things that would be of promotional nature. Particularly, in a period prior to a stock offering. Now I'm going to discuss one thing that I think should have been discussed when the third quarter financial report came out. When the third quarter financial report came out and throughout this year there has been a good deal of doom and gloom of what our finances are and I have gone over this report with a number of you members so you know what I am going to say. If you look at that report, and I've asked members this, and you look at the revenues, do you think the revenues for the first three quarters of this year are higher or lower than they were in 99 or 98. Most members I talk to tell me that they think they are lower. In fact our revenues for the first nine months are higher. Second, if you look at our core business expenses-and by this I mean salaries and benefits, building operating costs, and programs-and I asked members again were they higher this year or lower than they were in 98. Most members say higher. If you look at our report, they are actually lower. So our core business which is basically our revenues and our core business expenses are actually in decent shape and we'll have to give thanks to our finance committee headed by Charlie Carey for taking some steps here. The reason that we're in a financial crunch are the tremendous costs we've had for restructuring, discontinued ventures, the contract severance costs related to Tom Donovan, and a couple of other things of that sort. Now what I'm saying is that our chairman should have come out loud and clear when that third quarter financial report was out simply to describe the facts in terms of what was in it, just as I have done and members wouldn't now have the sense of financial doom and gloom that they have had because they were under some serious misconceptions about what was in that report.

Thank you. There were a lot of comments, letters from you about finances. Nick Newbauer will answer this question first. In light of the financial requirements of day to day operations and the need to finance new projects, how will you provide the funding?

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Well this is sort of going to be a follow on to what I just said, and it again we have remember we've had upwards $60 million in expense for restructuring costs, severance, and a/c/e expenses over the last few years. And as I said, I core business expense and revenues are actually decent shape so that shows we have the ability to become financially sound. I say that because the restructuring costs are in the nature of what people call one-time costs. In other words, you don't restructure every year. So we do have the ability to become financially sound. Now going forward, our finance committee has developed a budget and one of my first tasks as chairman is I will look at that budget on a line item-by-line item basis. In the past and today I don't think we have very many board members that don't think more than one or two that are comfortable looking at an income and expense statement. I can do that. I was a management consultant with McKinsey & Company for a number of years, and of course I went to Stanford Business School-I have an MBA. I have my own separate business aside from the Board of Trade. The point I'm making is I can look at an income and expense statement and make some adjustments and refine it. So what I'm saying is basically I think we do have all the makings of a sound financial plan and I think I can improve it.

Thank you.  David.

As I said, the finance committee just finished their work yesterday where they'll consider the 2001 budget tomorrow. It's taken a lot to right this financial ship. It wasn't easy. I'm the guy that raised your taxes and started charging dues again, a politically unpopular thing that we probably should have been charging for the last five or eight years, or however long they've been waived. But we are taking very conservative projections for next year, roughly 800,000 contracts a day. Eighty-five percent to be done on the open outcry. Fifteen percent done electronic. They can look at the budget and a whole fashion. I think has Nick eluded to it-the expenses are down considerably. There was over 900 people working at this place when I started, it's now down to the low 700s. It's going to be lower than that next year. We have looked at all non-essential things and this place is starting to act like a business. But I would like to point out that-again I think this one of the differences between Nick and I-I don't think it's, I think it's management job and the CEO's job, which I think should be the chairman's job to look at that budgets and come up with those budgets. I don't think it's the members' job. There is a difference there. But we have righted this financial ship. We're going to have $20 million bucks in the bank at the end of next year, at the end of 2001, at 800,000 contracts a day. Eighty-five percent on the open outcry, fifteen percent electronic. Obviously if volume goes up or down from there those numbers would be adjusted. But there certainly were some one-time expenses that came through and there's a significant $17,500,000 note due on that facility next door due next spring. That would put the mortgage on that down to the low $60 million range. Though I think we have righted the financial ship and I think we're actually in very good shape on that side.

Thank you.

David Brennnan answers this question first. In the second restructuring vote, will you put Ceres back into the Exchange?

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Under the current restructuring plan, Ceres will be rolled up into the Exchange.
That is correct. That means that the 70/20/10 goes back in to the Exchange and is redistributed to the members on a 100-percent basis.

Thank you.

Nick.

Well, obviously that's the case, that's the plan. Since I do have a little extra time, I would like to address one thing that David said just so there is no misinterpretation. One of my first tasks as chairman is to see that a high-quality CEO is chosen and that is the person who is going to be responsible for day-to-day operations of the Chicago Board of Trade. In addition to that, he would probably fill out the staff with a one or two additional essential staff officers. In no means in my running for chairman am I planning to take day-to-day responsibility. My role as chairman is simply to compliment him, to help him, to convey our vision to him. It is not to be a day-to-day manager of this Board of Trade. I am not for member management. With regard to the statement I made about being able to look at the budget and so forth, that's because I do have a skill on that regard and I have been around here for a long time. But that doesn't mean that I intend to take to day-to-day responsibility or that we should have a member finance committee. Once again, that should be in professional hands. But we do have members here that know quite a bit and they should be drawn on as resources. But I thoroughly agree with the idea of professional management being in charge of day-to-day operations.

Thank you. Nick Newbauer answers this question first. In the event the Board of Trade Clearing Corporation started clearing our competitors, would you consider an alternative to our present clearing mechanism.

A number of members have talked to me about the fact that we don't have a contract with our clearing corp. as well as the fact that, for example, the CME owns its clearing corp. Obviously, this is something that would have to be looked at by a new chairman. And the scenario you just described would be something of course which would prompt an immediate review.

Thank you.  David.

I think that the clearing question is - I have heard that not having a contract with Clearing is a bad thing. I think it is a double-edge sword. I think you have to tread very lightly on that. As you all know, we don't own or control the clearing house unlike the CME which has it in-house. I believe in the fast paced electronic world we are in, that you know maybe you may need an alternative and I don't know what would drive it, whether it's staying clear of your competitors and I don't know if that does it, but I am just saying that you may need an alternative to the current clearing situation and as an institution- as the Board of Trade as an institution we should stay flexible in that area and if a contract can be worked out, that's good too. But we shouldn't

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just say we should have one just because they are our clearing house now. We are their only large customer and it is something that has to be looked at from both sides of that coin.

Thank you. David Brennan answers this question first. Explain the role of the Mid-America Exchange and their restructured CBOT.

Specific to the restructured CBOT, I don't think there is anything in the restructuring plan specific to the Mid-Am, the question on the Mid-Am is more as an going concern. Do we list the products electronically? Do we continue to fund the floor? A lot of people have said why don't you just list their products electronically. That brings up a lot of questions that we are currently working through. I mean if you list their products, they are identically to the Board of Trade products. So for a very cheap seat price which is about $100, you can get basically get member rates on Board of Trade products. And we have to be careful how we do that. So we are currently looking at that, but there is nothing specific about the restructuring that addresses the Mid-America Exchange. It stays a holding of itself with the Board of Trade.

Nick.

I have heard a number of interesting suggestions from members as to what we should do with the Mid-Am. I think they would have to be investigated and should be investigated because it could be a useful tool as we go forward. It does bring up the whole issue of E-Mini Contracts and as a member, I am puzzled and many other members are puzzled as to why we have not started to list E-Mini Contracts not on the Mid-Am, but simply as part of our A structure right now. So that is an issue that perhaps David could address later in a future remark. I think most members want to have - think that such products would help us in our financial position and see no reason why they aren't being listed.

Thank you.  Do you want to answer that now?

Whenever, I don't care.

Mid-Am - Mini products and your agricultural products for example are currently precluded by rule. Mini products side-by-side. Okay. We already have since '98, I think when the bonds went side-by-side, you have your large products on side-by-side. So, the Mini contract concept is being looked at, but remember right now, you can't list for example, the agricultural products as Minis, changing that rule.

Thank you. Nick Newbauer will answer this question first. And this is the last question provided by the nominating committee. What is your vision of how the new chairman will interact with a new CEO. I know both of you have mentioned this, but it came up in a lot of questions submitted by members.

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Well that is an excellent question that has been answered a couple of times. But
I think it is worthwhile because it is something we should really think about.
As I have said, we are going to be hiring a professional CEO and he will be the day-to-day manager. This is similar to what our neighboring exchange, the Chicago Mercantile Exchange did. And when that person was hired, he had an incentive package whereby he is incentivized by the degree he is able to increase the overall value of the exchange. First his package was measured in seat value, then as that translated into stock value, both trading right stock and CME level stock. So I think it is important we have a high quality CEO in place. He is in charge of day-to-day management. He would probably add one or two people. I think one would be excellent. Would be an executive who could fully develop our market data operation. David has said and I thoroughly agree and many other members have said the same thing that there could be untapped revenues in that area, if it was fully developed as opposed to simply selling raw quotes. My role as chairman is to compliment his work, to give our vision of the Board of Trade as I mentioned earlier, the concept of member profit centers and corporate level profit centers and that he has to look at both and the way we would do that is through that type of incentive package. And also I would serve as a point of contact between the 6th floor and the membership on the trading floor and I think on that point I would be quite valuable. You have to remember that our CEO probably will not have had much, if any experience at the Chicago Board of Trade. Obviously, he should have had substantial global derivatives experience. Though I think a member chairman for the foreseeable future is a worthwhile thing to have but it would not be interfering with the day-to-day operations of a professional manager. It is there to compliment his work.

Thank you.  David.

I think this is probably the biggest, most glaring difference between Nick and myself. Today I am a non-executive chairman, which means I have a title but no real authority, you chair the board meetings, you chair the executive committee but you have no line authority. So if you want something done and for example, the staff doesn't agree with you, it doesn't have to necessarily get done. The Board of Trade is a global enterprise. It has outgrown this model. Some of you around here may remember that the president of the Board of Trade used to be a member. They got away from that, I don't really know what year but it is now time to go to a outside non-member pro chairman/CEO. In my model, the vice chairman is that member representative that brings all that communication between the membership and the executive staff. I think this model, I think in the last two years, I think it shows that it doesn't work. I think that currently as you all know, we are doing a CEO search which would not have begun until that first vote took place in June and then we were in very serious discussions with the CBOE so it would have been inappropriate to begin that search in the middle of merger discussions but as soon as those talks broke down, we began that search in earnest. I will tell you we are talking to a couple of multiple candidates. These candidates are not interested in coming in and running a membership organization. Clearly, we want a business pro. Clearly we want someone who will maximize the value of the entire enterprise. That means both classes of stock. But I think if we want someone to come in and manage or run this place for member opportunity only, I think we are kidding ourselves on the type of caliber that we are going to attract to this institution. The

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enterprise, the value proposition is bringing transaction volume to this place.
My time is up. I could go on for a long time on this but clearly I think a non-executive chairman which we - our model today does not work. We have to be willing to take the next step and turn it over to a pro.

Thank you. And now we will have questions from the floor. Each candidate will have up to two minutes to answer or respond to your question. When I call on you, please state your name and your question. This year's forum is being tape recorded so we have a record. So we would like your name with your question. The candidate who went second last time, will answer first this time. That is David Brennan. Please ask a question that both candidates can answer. Not a question directed at one candidate or another. I will close questions when I feel it is appropriate and inappropriate questions will not be accepted. If I call on you and we have a difference of opinion about your question, I will get back to you and you can rework it and ask it again. Tom Cashman.

My name is Tom Cashman and I have been a member since January of 1962. This has been a very acrimonious time for this exchange and it has to end. I think it is time for our membership to get together to be unified and to stand behind our chairman. Saying that I would like to ask Chairman Brennan and Mr. Newbauer if they have any ideas on how to bring the membership together number one and secondly, if after the election if they are elected, if they will use the other candidate. Thank you.

David.

Thirdly, I think I hope Nick will attest to this, he and I have worked actually pretty well together over the last year I think. We have had some dialogue, he can answer that for himself.

I agree with that.  You can go ahead.  (laughter)

Especially through the restructuring, I have received a number of letters and I think we have answered them, we've actually had some meetings, so I mean I have no problem on that side. As far as unifying the membership, you know I am open to ideas on that. I think, look, this has been a tough two years, you are right. But this is tremendous change this organization is going through both at a member level, at an institution level, at the staff level. This change it had to happen. We had to go through it. We have been avoiding it. So it is a little acrimonious but you know, I don't know how you avoid that. But if everybody would take a look in the quiet of their homes and decide, look we are all members of the same institution, we really all have the same, the same end goal and that's to be successful as members and successful as an institution. I think it could be less acrimonious. As I said this is the first non-political election I think around in a long time. There has been nothing in the local press which has been very refreshing. I will tell you that it's no secret the press has been no friend of mine. But this institution has been splattered all over the local press for what reason I am not really sure but that doesn't help. And I will tell you that is not coming from me. But - so I think if we can coalesce around that next vote, the plan, we can agree on the next steps going forward, I think it does come together. But I don't think, you know, as much as you like to try to avoid all the confrontation, when you go through a change like this it's like anything else, there's going to be confrontation. And I think if we avoided it, we wouldn't have been doing what we should have been doing. This place needed to go through some real reformation and it has and we are coming out the other side. As I like to say, we (my time is up) but we had to go through the swamp and we did and I believe we are out on the other side now, but

Thank you.  Nick.

Well I would like to say something I have said a number of times before. I think David is a fine person and I have absolutely no problem in working with him. This has been a gentlemanly contest. So, obviously I would have no problem with contacting him if I were a successful candidate contacting him as a past chairman or contacting any of the other current leadership. I mean any of the other people that have been in leadership in the past. People have experience, they can be drawn on, take their opinions for what it is worth, that is the way I look at it. One of my key things is I do listen to people. You will learn something that way. As for the acrimony and what it exists. Well, I think to a certain degree there is not a whole lot of acrimony but there is some and it comes back to the fact that some people around here have gotten the idea that we are going to forget about the member profit center as we have on these floors and the only thing we are going to focus on is CBOT level profit centers. And if we did that, if we forgot the fact that members on this floor have a profit center that would make like $300 million and decide that suddenly our new mission is simple going to be that the Exchange is supposed to make the money when currently a/c/e is losing money at the rate of $20 million a year, a lot of people including myself just simply say the numbers don't add up. We have to, I am for a future that can either be electronic open outcry or some combination of the two. But we've got to look at the overall value when we make our decisions. And that's why there is acrimony. Because for example, we have one director who suggests we close the floor by a specific date to force trade to the electronic entity. Well, obviously these are - that's going to cost seat value, income value as well as the members who are on the floor for no reason. You don't make that kind of decision after three months of a/c/e, when a/c/e right now is losing significant amounts of money. We are going to see how it spins out. Maybe it will be the way of the future, depending on one product or another. Personally, I think there will be a combination of the two, depending on various products. But the fact you have some directors or some members saying that, obviously there is acrimony because we see our seat value and our income value going down.

Thank you.

But with respect to David, he doesn't - I know he doesn't believe that. So don't misinterpret that and I think David is a fine person.

Thank you.  Jim Schwarz.

I can't read this. (laughter) This is the good side for the future. My name is Jim Schwarz. I wanted to read something that Nick wrote about as a lawyer. Let me say loud and clear I would be a complete failure if the exercise right was lost because of a legal mistake. Well, the fact is there's a great feeling among the membership and obviously this is to both candidates. There is a great feeling among the membership that the loss as you say in your thing, of our CBOT right would be devastating. The question I have is, how do you go ahead - how do you make any move? You say as a result of a legal mistake, we have meetings here and lawyers step up and they tell us and they assure us that the CBOE's arguments for losing our exercise rights are ridiculous. Then I talk to friends I have at the CBOE. They tell me they have meetings over there where the same - obviously not the same - although they are probably from the same firms standing up and they are telling the CBOE membership that they feel they have a terrific argument and if we go ahead, they're going to cut off our right. The problem is how do you ask the members to take that shot, to take that chance - I don't want to worry that you are going to be a complete failure as a result of a legal mistake or any chairman. I want to know what solid foundation, what thoughts, what energies you put in to something - either of you - both of you to some thought of settling or working with the CBOE I know we have tried but I don't know how we go ahead with that still being an open issue. I want to know how important you feel that is and rather than making statements about what would happen if, I want to know what the thought positively, what are you going to do to avoid that loss of our exercise right and if our working with the CBOE, because I think the loss would be devastating.

That question is to both candidates.

Nick Newbauer answers first.

Well Jim you had a long question but I think in essence I agree with an 100% but I would start by concentrating on one part of it. It was the if we go ahead part, we should understand that right now we have done nothing that would extinguish the exercise right. It is only what we might do in the future that could possible do it and the SEC and the CBOE and its rule submission to the SEC has stated certain things that it says would extinguish the exercise right. Now we're going to develop a business plan of our own and when we do that we should be look for those parts of it which possibly conflict with what is in that statement what the CBOE has said and before we do, first of all let me say, my business plan for the future I don't' think generally does conflict with what is in that rule submission. So in that sense there is less conflict, for example as you know during the last year I was a very active proposition for a member fee preference in fact I organized a petition drive for it. At the last meeting we had with our attorneys they said that they considered member fee preference to be an important part of our armor-be something that is important in helping our position vs. the CBOE. So what I'm saying is if we have if we continue to have an exchange in which membership has value I think that is a business plan which does not conflict with what the CBOE has said would cause us to loose the exercise right. So on the one hand I think my business plan would be less in conflict with it. Second, to the degree it did we would have to work it out by agreement or perhaps submit it to arbitration or some other formula before hand or otherwise get a judicial statement for example an declaratory judgement preceding. I don't think it is worth the gamble to simple go ahead on some sort of 50/50 shot with endless litigation.

Thank you.

I've said many times in front of this form that we will not risk the exercise right and we have not risked the exercise right. As you know or many of you know-the target unfortunately keeps moving-the CBOE said if we take that first vote in June the exercise right will be extinguish. We took the first vote in June they said well we didn't mean the vote we mean if you actually go to Delaware and you implement the vote. We went to Delaware and implemented the vote and they said no now it's the second vote you take. Then the recent filing in front of the SEC they have a smattering of things in there like Nick said and one of them for example is side by side agriculture on our agriculture products. We as an executive committee are holding that in [inaudible] obviously because we are not going to risk the exercise right, but having said that it has been a difficult situation with the CBOE . I've had some conversations in the last couple of days with the leadership over we're talking about different things and I'm encouraged neither one of us we certainly agree that we don't want to spend a lot of money or a lot of our resources on lawyers. We don't what to tie either ones hands in going forward so there is dialogue going on, but [inaudible] Point will not risk the exercise right in any way.

Thank you.  Are there any other questions?  State your name and your question.

My name is Bill McDonnell I'm an associate member and this is directed to both candidates. The administration recently announced that the Board of Trade Library would be closed and our books will be donated to the Chicago Public Library. I like to ask David if you considered any alternatives to this drastic measure. Such as opening the library for a half day and saving a half day wages or opening the library on a weekly basis and asking for member volunteers to staff it or just moth balling the collection until things improved. Also why would you give away the book collection which is a member asset without giving the members a chance to buy them, I'd be against that because the collection would be gone, but you could raise real money through a silent auction process. Finally I would ask Nick if he would consider these or other measures to save this valuable inheritance.

David ______ answers first.

Where did you read that?

I heard it at the library from a librarian.

Oh okay I'll tell you what it is not true. We are considering whether the library should be kept open or closed or moved. We are thinking about moving it to a different floor. I don't know how many of you know we are not donating the books not to my knowledge, but I'm a non-executive chairman so I'm not sure. We're thinking about moving it, the traffic flow in there there is a very small small percentage of the membership that uses that. There is some public that uses it. We're looking at ways we like to keep it open, but we're not donating the books. We're probably going to move it to a place that is already space is already occupied by Board of Trade and possible lease the space out that it is currently in. You have erroneous information. The decision has not been made.

Thank you.

Nick.

I agree with the thrust of your question. It did puzzle me when I heard the library was going to be closed because it is a symbol it indicates that the membership once again we must be in pretty deep financial trouble. I haven't looked at the entire budget again it seems strange to me that the library closing would reach the level of priorities such that significant monies would be saved. But I agree that we should keep the collection as is for the time being. One thing we haven't touch on is that there are a number of members including myself that have used the library as something of an office prior to trading and another alternative in this regard would be user fees. For example I have a locker down stairs I pay I think it is like $300 a year for it wouldn't surprise me that you could again we have to look at the overall cost library staffing, this and that, but the mere fact that it is a significant number of people uses it as an office would seems to be the people are willing to pay $300 a year for a locker they'd be willing to pay something for that sort of library type office privilege.

Thank you.

Tom Cushman. Hello, I'm Tom Cushman. You both talked about your different visions of the CEO where there be a pro CEO David you mentioned that or Nick, a member. David you mentioned that near vision of the future that there would still be a member Vice Chairman. I don't think there is any disagreement that we deserve to have a smaller board and a more professionally run business that being said. What is your vision of keeping the Board responsive to the member owner in the future.

Nick you go first.

I agree wholeheartedly with the member board. I think of it as a nine member board I forget what the SEC rule would be whether it would be two or three non-public directors. I think the important thing for the foreseeable future is the member chairman is the point of contact you know as we've evolved as a corporation let's look at the experience of the past. The Board has been too large-people often didn't want to serve on it because they just be one voice out of 25. I think if we go to a nine member board we will get people that weren't interested before. I don't think it should-it should have the same function as the board and any other major corporation. It is there for policy and to meet every month. It is not there for day to day management. In other words our board should be like that of any other corporation. We have a little bit of different thing here because membership trading rights are so bound up into what we do in so in that respect its good to have somebody on a board that you can talk to and actually this relieves communication pressure from the CEO and that is good. He can devote his time a variety of other things.

Thank you.

David.

In the plan there is a nine member board. I would envision that the Vice Chairman of that board would be a member. The split on that board I think it is contemplated six and three, six shareholders vs. three outside-it might be five and four I'm not really sure. This is one of the defining things right here I mean a guy you have to ask yourself the question do you want the guy to be in charge of member opportunity? My answer is no, but liquidity drives it the liquidity for example is on this floor today. Though that that is the business model okay is that specific to me here the analogy that I use is the Board of Trade today or in recent past tries to fill 1,402 orders or 35,000 orders for that matter. Its always been responsive to the membership so if you had the year of the Chairman if you had the year of the CEO if you had the year of some committee Chairman certain projects got done. Probably certain projects that shouldn't have been done. We have to completely reverse that paradigm and say the exchange, the CEO that Board has to bring businesses into the institution. All of us as members have to apply ourselves to that business flow to that transaction flow. The liquidities on this floor we've had that platform open since August 85% of the business is still on this floor. No prudent business man is going to just say oh wait a minute I just want to flip the switch. We shouldn't be afraid of a guy who wants to look at things from a business like manner, but I don't think we can have a structure where he tries to fill 3,000 orders it has to be the other way around. We all have to apply our business model to the flow that comes in.

Thank you.

This gentlemen. Hello my name is Alex Green and just by way of a brief introduction I own a Board of Trade seat I have owned a seat since the early 1980's-I think 1981. I've never traded on this floor. I've traded at the CBOE. I started trading at the CBOE in 1975 and I left the floor in 1997. I traded for 22 years. So I have some understanding perhaps of the relationship and the history between the two institutions. You should understand that my vested interest is here at the Board of Trade. I do not own a CBOE seat. I only own a Board of Trade seat so I would like to see whatever happens I like to see it benefit the Board of Trade. My question relates to the contentiousness in the proceedings right now with the CBOE. I've heard two courses that have been followed or are being followed and I'm sure there are others, but I've only heard about two. One is the legal course and the other is the merger course. I haven't heard any talk at all about the possibility of selling back our exercise right to the CBOE which to my way of thinking and I certainly would be happy to have people tell me where I 'm wrong, but to my way of thinking this presents a very very clean timely and perhaps financially sensible solution to the members of the

Board of Trade. I'm just wondering has this been address is it being addressed and if it is considered not to be feasible I'd like to know why.

David it is our question first.

I could tell you its currently being addressed. We are talking to the CBOE. I mean I prefer not to go any further than that I think it is better.

Nick.

Well I think there are a few problems with that scenario. First I don't think the CBOE has that much cash and I'm not so sure they want to pay it out for that purpose. Second, it would inconvenience a substantial number of members some who are CBOE member who have got seats who are members of the CBOE through being a CBOE exerciser. I think there are about 125 people in that category and including a certain number of people in the FCM who have done that so it would inconvenience a significant part of the membership. Third, I would say that the exercise right just worked extraordinarily well both from the lessor point of view as well from the member point of view over the 20 years we or 30 years now and so those would be the reason why. I would have to be persuaded that a cash out would be a proper scenario.

Next Question Danny Stern

My Name is Dan Stern as I understand it David in hiring a CEO you'll be talking to somebody who will have control of our business and the role of the Chairman obviously will be changing will be very much minimized. Where I'm a little confused is number one, if that scenario happens in discussions and we hire a CEO under those premisses what exactly will the Chairman role be and number two, you talk about maybe having a Vice-Chairman replacing the Chairman if that is the case I'm a little confused on what is going to happen to the winner of this election. Will he be the Chairman over the next two years for example so maybe both of you can address that.

Nick Newbauer's question first.

I would be Chairman over the two year period because I think it is important that we have a Chairman as a point of contact during that period between the membership and the leadership particularly during a period of transitions such as we have. I think it is very important that we have that. With regard to my role, in most respects David and I seems to be on the same page with regard to what the CEO responsibilities are because it would be the same as any other major corporation namely the CEO has day to day responsibility but the Chairman does play a role he does compliment the work of the CEO and in this particular case, because I do have a business background you know I began working at the CEO level 25 years ago when I was with McKenzie & Company. I can help this CEO because I do know a few things and I've been here 22 years, so that is the way I would envision there. Not to be a meddlesome person but to help the guy.

Thank you.  Next question.

I'm suppose to answer that.  I apologize excuse me.

David.

I view this again the member would be the Vice Chairman I think that split I've watched it from a day to day basis for two years it is dysfunctional today. It probably worked in the past it probably worked in the way past when the member was the President. Somewhere along the line we got away from that our neighbors across the street the CBOE have that model. The Chairman is the CEO there is still a Chairman he is the same guy pretty much corporate governance today the Chairman is the CEO. The Chairman would be elected by the Board presumably they would elect a CEO doesn't have to, but Delaware law would say that the Chairman is elected by the Board. I would view this election I would think after this second vote there some is sort of transition and what that Board gets put in place the Chairman would become the CEO would become the Chairman. Whether this particular role Nick or I move down to the Vice Chairman at that time that has to be determined, but no I don't view this as a two year Chairman job for me. I think its been my intent for a long time to get away from the dysfunction that we have today. There is certainly a complimentary role but having a non [tape stopped]

There should be that continuity and the communication certainly between liquidity which is down here which is the membership and that certainly can be done at the Vice Chairman level. It works well across the street, but I think you got to give the guy the authority to run the business otherwise you cannot hold him accountable. Today, you can hold me accountable for the finances, failed products, all this other stuff okay but again I'm not the line authority. My time has expired I can go on for hours on this stuff. I don't have the line authority okay give it to the guy so you can hold him accountable.

Thank you

I apologize for that oversight

Dan Brofee(?)

My name is Dan Brofee I'm been a member here since back when I had hair (laughter). Just a question for the both of you.

No hair questions (laughter).

Question for both of you related to MFN our preferential member fees are you satisfied with where we are on that issue particularly in light of what the Board did in September I think it was and where are you generally on that issue.

David its your question first.

[inaudible] You have to understand that MFN is something came to the Board it was petition that came to the Board on MFN. First of all, most people don't know that the petition was flawed if it had been implemented the way it was given to us-I think we would be worse off than we are today. For example those of us who hit a cap in any giving year trading those caps should have gone away, but left you worse off than you were today. However, I carried a message last year all through the restructuring debate on MFN I am very loath to promise something to the membership that if you can't deliver it so I took the very extreme view that we shouldn't have it past three years. Having said that I certainly like the idea of MFN-I like it for 3,500 members but again you have to define what it is. The way it is written the way our rules are written are proprietary trading accounts get member preferences so not only us on the floor but proprietary trading accounts [inaudible] over the years the proprietary trading accounts. Well today you have a different dynamic at least one different dynamic in trading arcades were somebody can put 100 guys in a room on a screen and get member preferencing fees if they're trading for the house account. All this stuff has to be tacked down and my opinion and the recent move on MFN is its-its going to be in the articles of incorporation, but it is still flawed because it says members and members firms. So we haven't done our homework on it it was premature to do it but because of the petition-we went ahead and it dealt with it and fixed what was wrong with the petition. There still needs to be more work done on that and it was premature and we were mindful of it I know everybody says that I wasn't in favor of it-we were ignoring it, but this stuff you have to look at it from all angles its not as simple as everybody getting a member preference fee.

Thank you.

Nick.

As most of you know I feel strongly that an important [aspect of] keeping value in our seats is a meaningful member fee preference and as you know I've worked hard with other members on this issue. It was initially opposed by our current leadership and it took many months of letter writing, petition drives, and member to member communication before it was passed into regulation by the board on a close vote of 11 to 8. Now as to whether the petition was flawed-I disagree. I thought it was clear but which every way it was it was passed into regulation with a commitment to put in the new articles of incorporation after restructuring so as far as I'm concern the Board acted to take the intended spirit of the petition and put it into our regulations and later into our rules of incorporation so it was a successful petition drive. As Chairman, I would see that this member fee preference stays meaningful that is important because as I said the vote at the board level is 11 to 8 which indicates this is still a serious issue in many peoples minds despite the fact that many members or the vast majority of members are in favor of it. Now as to our rules as to who qualifies for proprietary trading-yes-that is an issue unfortunately the board has a review of that in terms of who qualifies. As Chairman I would expedite that review and as David said there is but I think there is something a little bit beyond that I'm not so sure that our current rules regarding proprietary trading are being adequately enforced, because I don't think they extend so far so as to permit the people in arcades to necessarily be member fee preference eligible people. We have a tradition here of proprietary trading by our member firms and that is fine and that is what we've always had, but I think we've gone beyond we have not properly enforcing our rules with regard to certain arcade trading.

Thank you.  Next question.

Jim Prime.  Thank you John.

My name is Jim Prime(?). My question for the Chairman is in view of the CEO that will be hired what type of an income package will we structure for him that will reflect an opportunity for him to take into account both what Nick would call the exchange profit center and the member profit center?

Nick that is your question first.

Well I think the CME set the standard here and when I refer to the CME it's not because I'm a great fan of the CME or what they do or whatever. They got their instruction from the consulting firm I was with McKinsey & Company and basically they got their knowledge from basic business principles. So the type of package we would be giving our CEO would probably be somewhat similar or could be similar to what new CME has. Now with regard to that incentive package on his starting date they basically calculated what the total value of seats was and less say it was 500 million dollars he earns money to the degree that he increases the total value of the exchange beyond that amount and after restructuring of course, that is divided into two classes of stock trading right stock and CME level of stock. I think that is a good way of doing it because he basically has his eye on the same ball we do. When I put up my what is now a $300,000 seat in to the next in our new investment environment I'm only going to be happy if that total value goes beyond $300,000 if I have a combination of trading rights which goes from 250 down to 100 but the CBOT level stock goes from 50,000 up to 150,000 he might think although if we don't have them focused on total value he might think he is doing great because he tripled CBOT level stock but the total value of my investment has gone down. That is why I think he has to be focused on the overall value and as I said this is something that the new CME does its similar to most corporations do in terms of stock prices when they have a stock option package. You have to improve the stock price in our case the value of our enterprise is reflected in seat price and obviously its not a perfect measure there is lots of things that go into it, but I think it is a helpful part of his compensation package.

Thank you.

David. I know now that there is a lot of difference on that the CEO at the CME is compensated on basically the value of the enterprise which is what I would agree with. Now there is A and B stock I mean you can't just assume if the value of the enterprise goes up you don't know which ones a trading right and ones equity right. You could have it where the trading right goes down like it was said and the equity right goes up or the equity stock goes up and he is still compensated for it going up. I believe you have to be careful how you structure this because if you just tie it to membership values it is pretty easy to pop those membership values up. CME did it real easily-they required six seats to clear in my view that probably drives business away it makes us all feel good about the value of our seats but it probably drives business away. So you have to be careful how you structure it. The real question for this membership is-are you willing to take the leap and let the CEO participate in the upside from the beginning and I think that that is the question. You want to align management role, management objectives with our objectives because I don't think they've been aligned over the years and that is the question for this membership. Do you want to give him in stock incentive plans to participate with the upside? I believe you do. I want that guy to live and die with me or women, but that is the question for the membership and it is the value of the enterprise. There is a lot of different things that make up this enterprise but it is the value of the enterprise.

Thank You.

My name is Pet Roach. The question I have is we always talk we're at the side by side trading and yes we're doing it now, but my concern is that we have side by side trading each platform requires resources personnel, money, technology, a variety of things. Once we demutualize not only will these two platforms be competing their be competing for these resources. How will demutualization affect the ability of the floor to have pit reporters and the technology developments. How will that competition look in a demutualized situation between the two platforms.

David is first.

First of all I don't equate restructuring with calling the question on whether the floor ought to be open or closed. Again 85% of your business is done on this floor it would be imprudent to say I'm just going to try and pull the plug o the floor. They compete for resources today we are kidding ourselves just because the membership organization, their not competing for resources. We had a situation in December of '99 where staff recommended to pull the plug on order routing-that was almost a year ago. That happened in a membership organization okay so that can happen. As I said we are putting a budget together that is anticipating 85% of the business being done on the floor 15% done electronically 200 million contracts a year that is off of 281 a couple of years ago okay you have the same issue demutualized or not. The question is where is the liquidity, where is the value added, what drives the value proposition, what brings the order flow in, if it is still being driven by this floor it is going to get the resources. It's probably going to get more resources. I would argue in a demutualized world that this floor would get more resources because its doing all of the business.

Thank you.  Nick.

Well this gets back to what the what ball the CEO is supposed to be looking at and that is why I'm having an incentive package where by he looks at the overall value of the exchange and that would be first based on seat value and later is that translated into say two classes of stock. If he is only looking at CBOT level stock he is not going to be interested in allocating resources to the open out cry part because that is the part which boosts up the trading right stock. So there isn't a resource allocation question here. Now I'm glad that David is saying we are in agreement that he has to look at the overall value of the total enterprise both trading right stock and CBOT level stock, but the problem is I've run into some members here that think this new CEO is only supposed to look at CBOT level stock. For example, partly because those members see that as a way in which he would force trade onto the electronic platform. If he is only looking at that type of stock so as long as he is able is looking at the value of both combined. I think we can get a proper allocation of resources.

Thank you.  Next question.

My name is Pat [inaudible] a comment and a question. David I'm glad you're willing to put the effort to run again and Nick I'm glad you're here to because I think this dialogue is really good for the institution-so whomever wins I think having this election was a benefit to the institution. I like to follow up on a point Jim Prime made and I think what he was trying to get at and I'm not sure he really addressed it. When we hire a new CEO, certainly that person-whomever he or she is-is going to be compensated based on how the institution does-that is the only reason a person is going to come here, they want to get something for what they do. In reality I would have to think that as an institution the institution would do a lot better as an institution if we shut the floors and if we laid off-well we could dramatically reduce the cost and the institution could do better. I think what Jim Prime was talking about is that we as members there many times when we as members have a good season a good year and the institution itself doesn't. So does that mean the institution did badly that year when all its members do well? How are we going to measure the cumulative value of our earnings that we lose-there will be times when you will have trading stock and you'll have entity stock and the trading stock won't go up in value for market reflections or a host of things, but yet how are we going to measure the lost earning capacity of people down here how are we going to measure that? That is the real question. How is the CEO going to value that into the equation?

Nick that is your question first.

Well I guess first of all; no system of compensation is perfect. I say he has to have his incentive package has to look at both and the reason I say that is good is that if he is only looking at one the CBOT level well then the trading us the members essentially become customers to him and basically captive customers. He can increase CBOT level of profits simple by raising transactions fees that increases that benefits the bottom line of the CBOT but it would depress the trading right stock value. So that is why I want an incentive package where by he is looking at both and tries to maximize the overall value of both. Now obviously at any giving time if there is a hot grain market you know that one will go up through no efforts of his own, but we are going to have to live with that because I think as a system the system I've outlined is best overall for us as members. We have to remember this guy our trading right stock because of the fact that it is the number of profit center here that are the big thing that is what our lease value depends on. For example I have two seats-they are generally leased out-I'm in the category of a lessor as are 700 of our members. Their the ultimate equity holders in this arrangement so we can't divorce and say well the institution is doing alright but our equity holders they are doing so hot this year. This gets back to the argument you've heard numerous of times what is important of the corporation the as an institution or what it does for its shareholders. We have to consider the shareholders which in our case are the members the members like myself that are either lessors or other members.

Thank you.  David

I think I remember your question it goes back to if it goes electronic. It sort of goes back to how to you account for the loss income from floor traders or brokers that don't make that income if it goes electronic. If you don't restructure you still have the same issue you can't account for what the market place is going to do if it drives it all electronic at least under restructuring at least you own the institution that is still doing the transaction volume. Today you don't own it today as members you have two things you got a membership which is a trading right and a liquidation right. This thing went all electronic and you don't restructure you don't own anything the institution owns it. The restructuring puts that ownership at least in your hands as a non-for-profit we can not give you stock in this company even if it is all electronic. Whether it goes electronic or stays on the floor or an amalgamation of both I think it probably is you can't account for what the market place is going to drive.

Can I have a follow up John?  If not I understand.

Sure.

David I understand your point that you why you would need to restructure to do that, but our business is a little different than other businesses. We are members here and we are also somewhat of a shareholder in a sense, but whether the institution makes five times what they make now okay would you view the CEO performance as a success? If all of us many of us loose our livelihood how is the CEO going to take that into account? That is the real question that concerns me, we can probably run this place much more efficiently without this floor and I think you made a great point early when you said realistically we haven't been charging us enough all these years and had we been doing better at that I don't think this thing would have come about. Given that we didn't charge ourselves more significant amount over the years you see a situation where you say well the institution is doing terrible the institution loss 5 million this year and 7 million last year whatever the numbers it doesn't make any difference. Maybe, collectively, the membership did well and I just want to make sure that whomever we bring in as the CEO can somehow measure that.

If the institution doesn't do well for over an extended period of time we as members won't do very well because there won't be any business here. The institution will do well if it brings transactions volume in and other businesses that it might get into that we don't get into as a membership organization. For example, Nick talked about information. I'm a big believer that we don't capitalize on the information that are sitting on computers down in the regulatory department okay but the transaction flow into the institution is what brings value to us as shareholders, to the institution. How we as individual shareholders capitalize on that flow is going to be up to us, but the institution-if it is bringing in a lot of flow-we're probably doing okay. Now does that mean the liquidity stays on the floor goes on the screen the mixture of two all at one-I don't know. You don't know either, the management of this place doesn't know and neither does the membership. The market place will determine where that liquidity lands. So as long as the flow is coming here we still got the liquidity. I don't know if its on the floor or the screen or both and I don't think management can determine that either because if management unplugs the floor today we're at the same starting blocks as every other start up electronic exchange. One of the values we have here-the biggest value we have is the liquidity we provide and we have a platform that traded over 400 million contracts last year-but it hasn't taken the liquidity yet-maybe it never will maybe it will I don't know. Management or members aren't going to make that call the market place will make that call.

Thank you Nick your answering Pat second question.

Well I think Pat that you and I are on the same page because we both understand the difference between the institution doing well and the people holding the trading right stock doing well or poorly. There is a difference between the two-that is why I think the best way of resolving that is for the CEO to have an incentive package that looks at both the overall value of the two classes of stock together after restructuring and before that seat value. It is not a perfect measure but I think it is the best we can do at least we have the feeling that he is looking at the same ball we are. Now the new CME also had an interesting thing along the same line which might be something we would want to consider here and which is discussed in the extended remarks I passed out. They have core rights there such that an open out cry pit can not be closed as long as it is liquid and they define that as doing 30% of the exchange traded volume. In other words as long as it does 30% or better it can not be closed if it goes below 30% they would look at that also prevents a CEO who is sort sighted-who would think it will improve the corporate bottom line to close the pit from doing so. So their scheme over there which of course I'm not praising-the CME-I was a member there-I've always been a Chicago Board of Trade fan-but they had a couple good ideals over there and we are in a position where we should take good ideals from wherever we find them. I think the core rights is something we should talk about and in particular having a CEO that looks at overall value because I think that aligns his interest with ours. If trading right stock value goes down he is unhappy at the same time we are unhappy. If it goes up we are happy and he is happy so our interest are aligned in that regard.

Thank you. I want everybody to have a chance before we go around again. Any body else have a question? In the back.

My name is Will [inaudible] There has been some talk of comparison with the Merc and I'm just curious as to either you two have any plans on selling the building? If you could comment on that and if not what advantages are being in the real estate business here.

David's question first.

The real estate question comes up very regularly around here-not only in the last few years but I think over the last 20 years should we be in the real estate business. I think the answer to that question is again-when you get a professionally run business a CEO is going to look at the commercial reasons to be in the real estate business or not be in the real estate business. Additionally, we've been in the real estate business here because we've sort of grew up with it and I think it has always been in the Board of Trade history to be in it. I don't know if it is the right thing to do or not I know we've had evaluations on the building different things like that but I think again it should be look at from a business perspective. Should you be in the real estate business or not be in the real estate business? I don't know what it has to do with the CME but they are not in the real estate business, but they own their floors. I believe they have an ownership in their floors but not in the building. I think all those issues, the systems, the legacy systems, the membership organization grows up with need to be look at from really just a real objective view point and if it is a good thing to be in the real estate business we should probably stay in it but you know we've stay in it because we are a membership organization. We either have emotional ties to the front building or we've been here a long time or we like to be in the real estate business. Those kinds of considerations should be outside the box now my view.

Thank you Nick.

First thing-we would have to understand that right now we're a distressed exchanged and a distressed exchanged can not sell anything. The first thing we have to do is get a professional CEO on board who is responsible for day to day management who would get things back on a stable course and at that point we can examine alternatives such what we should do with our real estate. If we tried to sell our real estate anytime in the near future we would only get bottom fishers and vultures looking at it. So the first thing we have to do is get our business back on a even course then we can examine things like what we should do with our real estate. Now this general answer I've given also applies to mergers and alliances. A distressed exchange cannot go out shopping itself as a strong partner to anybody. That is why we have to have a strong CEO or a quality CEO come in here with day to day management get our business back on a stable course and at that point we can explore mergers or alliances with other exchanges like the CME or the CBOE.

Thank you

My name is Alex Cox. I've been a member for about 20 years. I like the idea of the professional manager. The only thing I worry about is that this is a unique institution it is sort of a unique point in history and to bring in somebody totally new is kind of like asking the basketball coach to come in and coach a football team. So I like Nick's idea of having a wise counsel in the office of the Chairman but my concern there is who is in charge. If the membership ask that if the Chairman who comes from us is concerned with the member opportunity aspect and the CEO is concerned with maximizing in his own mind the bottom line. I'll give you a good example of that. For example, this building issue. A CEO might look at a real estate decision and say well we should lease out our building, but I think it has been very wise for the Board of Trade to own their building because we're a cyclical business and there are going to be times when owning our business makes sense. So I think the combination in a lot of ways makes sense but when there is a conflict between the two how does that get resolved?

I'm not sure what your question is.  A conflict between?

A conflict between, in Nick's model where he has a Chairman who sort of wise-counsel and he also has a President; if the two of them have a conflict between what they believe in, what happens?

Good question.  Nick, you're first.

Once again, the CEO would be the day-to-day manager. He would have an incentive package whereby he looks at the overall value of the enterprise; I think that's the protection we have to rely on, plus I also think that something along the lines of a core rights package is also in order and I don't think that has been discussed here at this exchange, but I think it's something we should talk about particularly because this is part of the S-4 Registration Statement, I would assume. With the respect to whether the conflict between the CEO and so forth, once again the fact is that our institution has gotten too big to go without a professional CEO, that's why we have to have one. And therefore, we've got to do the best we can to set it up so that his interests are aligned with ours. That's why I'm suggesting that that type of incentive package and that's my position on it. The new CME went through this same type of thing; that's the type of arrangement they have. We should look at that and see what improvements we can make to it, but I think they set sort of an outline because that has that incentive package that looks at the overall value of the enterprise as supposed to just the CBOT level. The core rights I think is also something to talk about and beyond that I think that would create a situation in which the CEO's interest would be aligned with ours.

Thank you.  David.

I think this question points out exactly the problem with having two separate people. When you have two separate people like you have today, nobody's accountable. Nobody is really officially in charge. The non-executive Chairman, again, does not have line authority, chairs board meetings, chairs staff, semi-controls the agenda, but when you don't control, when you don't have a staff in control of the budget, you don't really control the agenda that well either. I can tell you from personal experience. And conflicts do arise. As shareholders you want to be able to hold somebody accountable. We've heard the word accountability around here for years. Today, nobody is really accountable and you've got to in your mind get beyond that. You've got to turn it over to somebody. That member influence or the member communication that can be at the Vice Chairman level; it actually works pretty well across the street at the CBOE. Brodski and Tom, Brodski is the Chairman CEO; Tom is the highest elected member, he's the Vice Chairman. But there's a clear line there who's in charge, the Chairman CEO, and the relationship works well because one is not a member; the top guy is not a member. And I'm a firm believer in that we have seen our motto and our motto doesn't work anymore. It used to work when it was sort of a ceremonial post. This is no longer a ceremonial post. This is important, it's a global business, it needs professional and, you want to talk about, I can't talk much about the CEO search; I told you we were in the middle of it, but if you want the caliber of persons that you are thinking you want, they're going to want the authority, they're going to want to be held accountable but they're going to what the authority and you're going to have to give it to them. If you want the guy you want (I hope I'm saying that right, my time has expired), you're going to have to bite the bullet and say we're going to have to give him the authority, one guy or woman.

Thank you.  Veda Levin.

Lessors understand. My name is Veda Levin, full member, Lessor. Lessors are very interested in three things: 1) the financial health of this organization, 2) that the exercise right is preserved, and 3) Lessors understand the business for pursuing a combination with the CBOE. I would like to know the positions the candidates in aggressively seeking out business reasons for a combination between these two exchanges. Particularly with respect to stock futures and what you would do now.

David, that's your question first.

The exercise right, the combination and finances, is that right? Yes. I'm sorry. The expiration of the exercise right. I touched earlier on the finances, the Board is meeting tomorrow. Again, very simply on a cash flow basis we're budgeting for 800,000 contracts a day, which is about 200 million contracts, 85% done on the floor, 15% done electronic, leaves about 20 million dollars cash in the bank at the end of 01. The financial house is going to be back in order. It's taken an awful lot of work and again I don't know if he's still here, but Charlie Carey has really shouldered a lot of this burden and I'm thankful for that. As far as the exercise right again, we're not going to risk the exercise right. I would love to have--I don't think it's any secret for anybody that knows me--to me a combination between the Board of Trade and the CBOE makes all the sense in the world. We each have large pools of liquidity on our floors. We each have different products. The next product--if it's single stock futures-- there's certainly a lot of synergy between those. To me it would be a real dam shame if we list them and the CBOE lists them and the CME lists them. By the way, and AMEX and NVMEX walks away with the product. Chicago has a real opportunity here in that next wave of product and I think we ought to do everything we can to bring that together. We spent six months talking to the CBOE about a merger. It did fall down at the end. I think we negotiated pretty much every single issue and I think at the end they just--I don't want to speak for them--they got a little cold feet--but I happen to think in a demutualized world these institutions come together pretty quickly because we're all trying to do the same thing. We're all trying to support technology. We're all trying to support floors. We're all running pretty much the same kind of businesses. We have different product but we all, again, share one big asset, which is a large pool liquidity on our floors and to the extent that you can leverage that, my time has expired, would be a real thing for Chicago and its institution.

Nick, I'm going to repeat something I said a few minutes ago. A distressed exchange cannot sell itself to anyone as a strong partner in a merger or any other alliance situation. The first thing we have to do is get a good quality CEO in here and then we can talk to other possible merger partners such as the CME or the CBOE and we can talk to them from a position whereby we would be a worthwhile partner. One of the problems that we have in dealing or talking to the CBOE right now is valuation. Our seats are $100,000 below the CBOE seat. If there was a merger--would they give us--would they say the seat should go on a one for one basis. I would doubt it. And most people on this floor would think that ours is a senior seat. It should have a higher valuation. And that sort of a detail is something that stops mergers and I think a few simple business steps riding our ship getting a quality CEO can make us a stronger partner. At that point, we can go to other exchanges and have the meaningful merger talks which could result in something that would be very worthwhile for us.

Thank you.

Next question.  John.

Hi, my name is John Kelly. We made a huge investment in Eurex and, Nick, you alluded to the fact that electronic trading will continue to lose money and, David, you mentioned that in next year's finance budget that only 15% of the volume would get done electronically. I would like to hear what both of you believe would be a successful electronic business based on the amount of money that we have invested in this UREX project.

Whose up?  Nick's first.

Excuse me. Our leadership is very rarely discussed in valuation figures or projections with regard to electronic trade. And I think that's unfortunate because there aren't that many variables involved and so projections are relatively easy. It does require some guesses. Let's calculate what we would earn if we had an electronic volume of one million contracts a day at the transaction fee that Eurex charges and with our present cost, and including our present costs, including amortizing the investment. For these numbers, I am going back to the August meeting where we had, there's $110,000 a day for out-of-pocket and $170,000 a day for out-of-pocket plus investment recovery. Well, if we did 250 million contracts a day, which is a sizable number at the same transaction rate that Eurex charges, that would mean that a/c/e would earn about 41 million dollars. That's not very much. That's less than $25,000 per member and that is before corporate tax. If a/c/e was a standalone entity such that we had to allocate salaries and benefits or some form of overhead to it, in other words, that we're paying more than the out-of-pocket costs and the investment recovery, we're actually running it as a complete standalone business and you say allocated $25 million in expenses to that 41 million net we had before, we're down to not very much. Now some people would say that--so when we look at what we're going to do in the future, we have to remember that right now these numbers don't add up to very much and the numbers are fairly easy to calculate. The number of contracts you do, the transaction rate and our out-of-pocket costs as well as an investment recovery costs. So anyone that tells you that we're going to go electronic because it means big dollars, just have them go over these numbers and go back and forth in terms of what they think the transaction rate we're going to be able to charge and the volume we're going to be able to do and so forth.

Thank you.

David.

I'm not sure of the question, but.

I think the point I'm trying to make is that we made a huge investment and if the budget is only calling for 15% of the volume, which is about what we're doing today, to me that seems like we've made a huge investment and we're settling for an unsuccessful, non-profitable electronic venture and I think part of our overall restructuring was that we were going to try to create two valuable enterprises where we would attempt to maximize profits both in open outcry and electronically. It appears based on what Nick has said and then, I'm just making a conclusion, 15% of the volume, if it's getting done electronically, then really electronic trading, at this point in time, doesn't look like it's a very valuable piece of business to the Chicago Board of Trade and what do we need to do, is there any plans to try to enhance our overall ability to make it a profit center. That's the essence of my question.

I guess I would respond this way. First of all, this institution made a strategic decision when they said they going to protect the franchise and have an electronic platform that could potentially handle all the day volume if the marketplace drove it there. Having said that--that's not cheap. You have two platforms today, lower and electronic that either one of them separately could do 110% of your business, OK? As far as, and I don't think, and we're budgeting for 85/25 split because that's what the market is telling us today. I go back to my earlier comments. Management, Board of Trade members, they're not going to determine it, that liquidity will be determined by the marketplace. As far as making and trying to recapture some of those costs once you have made the decision to protect the franchise which we did, we now have two platforms where the franchise, I believe, is protected. I mean you do want to do certain things to get distribution out there, especially to pockets of the world that aren't even trading your product yet and I think that that on the electronic side that distribution can happen. I think it can happen in Europe and there are certainly people that are interested in only trading electronically so I think that there is opportunity for distribution but again, the 85/15 split comes from, that's what the market is telling us. I think it's a mistake to say, well I'm just going to try to push it one way or another because whether it's profitable or not, the first driving force was to protect the franchise which we've done and now you have two platforms. I believe the franchise is protected and the marketplace, from the beginning, we've always said is going to drive that. And I would just say that distribution on that thing is going to help but the marketplace will determine that and that mix but we're just going by what the marketplace is telling us today for budgetary reasons.

Thank you.

Mr. Hickey.

Ed Hickey, Jr. Since you guys both agree that the CEO is the most critical thing about our future, would a vote for David or a vote for Nick, one or the other, upset the apple card as far as picking that CEO, because I assume this has been ongoing, we were going to have it, you know, a CEO in place in January, we're still up in the air on it. Would that process be upset by changing chairmen?

David, your first.

Well, certainly the current process would be interrupted. We're in the middle of that process and if I'm not there, you can probably expect to probably start that process over because, you know, the people have changed on at the leadership level so I would guess it would slow it down, yeah, I mean in all fairness I think it would slow it down.

Thank you.  Nick.

Well, needless to say, I disagree. I don't think it will slow it down. First, because the executive has to meet the same, whether it's David or I, the guy has to meet the same criteria, or at least I would assume so. This has to be a guy that has brought experience in global financial markets and be fully familiar with the applications of technology to derivatives trading. You know, he has to be a leader, he has to have shown his management skills in high level situations before and he also has to show strong communication skills. So I think those basic objective criteria would remain the same. Now where there would be a difference is this. My understanding is that they've got a short list of candidates and I'm sure they've got some excellent ones. If I am elected I would talk to the candidates to be sure that they understand and enthusiastically endorse our vision for the CBOT. Now, as you know, I have sent out many things including this thing today which show you my vision for the CBOT and I would want the CEO who met those objective criteria to sign on to that vision. So I do not think it would be--the CEO search would be interrupted at all provided he met those objective criteria that I mentioned before and he signed on to this type of vision. If he didn't sign on to this type of vision, obviously I don't think we would want him because he wouldn't have interests that were aligned with ours. But the bottom line to your question is, no, I do not think it would delay things.

Just, can I make one comment. I mean in this process it's being communicated that this is a Chairman/CEO role. So I think there's a pretty big difference there that you know, whether you're going to get the full reigns or not so I think.

Since David had a comment, I'll have a comment. Once again, David is as, maybe a misconception, maybe I haven't communicated properly, but the Chairman under in my floor does not have line authority. It's the CEO that has line authority so he would not have the title of Chairman, that's true but he would be the CEO of day to day operating responsibilities. Once again, I don't intend to take over line authority in new CBOT.

Next question.  Paul Johnson.

Thanks. Paul Johnson. My question goes back to what John Kelly was talking about, the a/c/e alliance. Currently, we are not allowing liquidity or revenues to come in from the, I guess the thousands of terminals that are in Europe while we're sleeping. What are the plans to open up access, well to everybody anywhere for that matter at whatever rate it might be.

Nick, you're first.

Well, of course, I can't speak to what the plans are. Obviously, I think currently there is mistaken planning because we knew for I think a year that ACE would be coming on stream in August of this year and why more effort wasn't being made to market or otherwise get terminals effected, I don't know. So that's my answer to that. There was something eluded to earlier that David was talking about how we went in to the Eurex system in order to protect our franchise and naturally, I agree with that. At that point, we had to do something to make sure we had an electronic platform to compliment our open outcry platform. I think the basic problem is that it seems to me that we paid too much for Eurex. Now, my understanding is that between the two votes that we had a couple of years ago, that we ended up paying an extra $15 million a year to Eurex for their platform and that to a certain degree is kind of a difference between us being in a loss position and having at least a break even position at this time so I agree that Eurex was a defensive move whether it should have been Eurex or some other vendor, I don't know, we're committed to Eurex at this point. Our basic problem is that our cost structure with Eurex is such that for the foreseeable future we won't be making any money on it. And then, finally, to summarize what your specific question was, Paul, I don't understand why there wasn't more premarketing done to see that more terminals weren't connected given the fact that we had a year lead time.

Thank you.  David.

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

I will tell you that a launch on August 28 was not expected by this community. Typical of this community and the trading community is they don't do anything until the last minute, there were deadlines and cutoffs to meet, the technological requirements to be hooked up. That next wave of hookups is coming--I think, early first quarter. Many, many people didn't think that we were going to make that cutoff and with that launch, a lot of people weren't signed up and there have been some difficulties. As far as hooking up new customers, they are out working on that. I would say that we do need to step up that effort. I have not been particularly happy with the total effort on the sign-ups and getting people connected, but, so I guess in that sense, Nick and I agree but typical in this community, a lot of people don't think you're going to make deadlines and they wait until the last minute and they miss the deadlines. So a lot of people didn't make that first wave.

Next question, please.

Has everybody had a chance to ask a question before we, Joe.

Joe Griffin. You talked about--excuse me--I've been on vacation so my voice is a little shot. You talked about the core thing over at the Mercantile Exchange. What our certain percentage of volume would be necessary to keep in open outcry. Are you both in agreement that that would be a good idea for the Board of Trade to set those kind of threshold amounts.

David.

Here is the rub on that. I think you have to look at that very carefully. The CME in their model could get into a situation where 30% of their business is done in the pit and they could potentially close that pit. That 30% could actually be more volume than they are experiencing today in their pit. I think you have to be careful if we really think these markets are going to grow and expand about just setting pre-determined percentages about when you are willing to close a pit. We could do significantly more business say in some product and the pit drops down to 30 or 40% of whatever the percentage is and it's actually doing more than it is today on a volume downturn and they might think about closing the pit. I agree that there should be something benchmarked or something but I think we have to look very closely at that. Again, a lot of these things are double edged sword so you have to be careful with it.

Nick.

First, I think the Mercantile Exchange has something like four different standards including what you might call a grandfathering standard with regard to its volume during a previous period such as when the guidelines were first instituted so it's not simply a 30% of volume at a current day. The second point I'm going to make is that these standards are not that a pit will be closed, it's only that it can be reviewed and it's also, in other words, if it went down to 20% but there's still a viable pit, well it could still stay open. The way it comes in is as long as it stays above that number, it will not be closed. Now the reason why when I first saw that a year ago and I was a

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member of the Merc at that point, I thought that was kind of a weak safeguard.
But now that I look back on it compared to what has happened here over the last year, I look at it as a strong safeguard and the reason I say that is because we hear these voices such as one director who says that as of a specific date, we should start closing the floors. In other words, we have no safeguards. There are people here on this floor who would think that the Board of Directors could arbitrarily close their pit at any point so initially I didn't think that the core rights idea was such a good one, I thought it was a weak protection. But in looking at what has happened here over the last year, I think it is a reasonable protection.

Thank you.

Anybody else before we start going around for the second question.

Well, Dan Stern.

Dan Stern. Going back to Eurex, the management sold the directors who then sold to us the package that we had to pay attention to the business strategy of Eurex and the business strategy was that we would have 4,000 European customers come online. Now we came online, I guess August 28, we were supposed to have 60 to 70 customers sign up in November, which I believe hasn't happened and now we're hearing it's going to be the first quarter. I don't know if the first quarter means January or if it means March. My question is, at what point and what has to happen next year before our next chairman takes a good hard look at this Eurex alliance and sees it as a success or failure and what actions do we take.

Nick, I believe you're first.

Well, I agree with the thrust of your question. I think it gets back to whether we paid to much for Eurex. Now I agree with David, it was a defensive move we had to take. Things aren't panning out, at least in terms of profitability, or the way we would like. It is beyond me, it seems to me that when we looked at this to begin with, we obviously should have had some idea of what are transaction fee was going to be and the likely volume. I think our volume is decent and the transaction fee we're getting, at last I heard was 79 cents, it is approximately double what Eurex is getting and at those two numbers we are currently losing money once you look at it on overall investment basis at the rate of $20 million per year. It would seem to me that the same estimates could have been made back in 1998 or whenever we signed on to it and at that point we should have said to Eurex, say look, these are the numbers, we would love to be your partner but we can't afford to pay you quite that much and I'm not sure whether that was done or what the situation was. As we go forward, obviously Eurex is, we still need an electronic platform to complement what we've got as long as the customer shows his interest in such a platform and obviously the customer is going to be the ultimate decision maker in terms of whether we have an electronic future open outcry or a combination but if the numbers aren't working out any better, when our term ends with Eurex, obviously we have to talk quite seriously to them about what our alternatives are.

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Excuse me, what I'm focusing on is the lack of European customers, not U.S.
That's what alarms me. We were told there were going to be 4,000 customers. I don't know if we have 50 at this stage of the game. That's my concern.

Ok, I think I still have a couple of seconds left and that's an excellent point and that goes the fact that as our vendor, so as to speak, and I don't know whether you want to call them our partner or our vendor, they have not done their job.

David.

Excuse me, It's not necessarily their job to sign them up but you are point out, again, the flaws in our structure. If it was promised that there's 4,000 new customers and yada, yada, yada, right? Who do you hold accountable? Me or the CEO. I don't go over there and sign up customers. I don't have any line authority. I can't send 15 people over there to sign them up or 25 or whatever it takes. You want to hold somebody accountable, you better give them the authority and that's what it's all about, gentlemen and ladies. The structure that you have today, there's no good answer to your question. There's no good answer. OK. It's like that building we built over there, do I have time.

Yes.

We built a building over there and it's probably most associated with me because I chaired the task force. I was not even on the Board at the time. $182 million project, I was basically in charge of that project. If it blew up, if it blew up and came in over budget like the previous buildings around here, you can be mad at me, you can't fire me, I'm a member. Who really had responsibility for that. Most people would say I did. It's a flawed structure and it does not work in the current business environment and in a business environment going forward. It worked in the old days.

I apologize to those of you who haven't gotten to ask your first or second question but I'm going to discontinue the questions and we'll move to the closing comments. I'm sure each candidate would like to talk to you individually if your question did not get answered and now we'll have closing statements not to exceed three minutes from each candidate and David Brennan will go first followed by Nick Newbauer.

I will be brief, I promise. Fellow members, we all have a choice in front of us. We can be fearful and timid and not take our next steps or we can choose to move forward and continue our path of leadership and greatness. Change is not always easy and it's not always pretty but there is a lot of opportunity in transformation. We are re-engineering how the affairs of our exchange are guided. This does not equate with closing trading floors. I personally think the franchise is more at risk if we don't change our business approach. Member management will assure our mediocrity at best. The foundations of restructuring was built on two fundamental premises. To put the ownership of this institution in the hands of the owners, which is you. Today, again, I

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repeat you only have a trading right and a liquidation right and 2) to put in place a government structure that will drive value to those owners. Make no mistake, the future is in your hands. I have told you where I want to take this institution. We've come a long way to date but the final phases remain to be completed. I am very optimistic about the future. Our finances are now in order. We have a very bright bright future. We basically have a clean slate from which to propel ourselves to the next level. The heavy lifting, and believe me it was very heavy, has been done. It was not easy. The last two years have been not pretty. It's not easy but the heavy lifting is done. Going forward we can now focus on maximizing the value of the proposition such as linking different liquidity pools, bringing new product, maximizing the value of the entire enterprises is the basic objective. My leadership will be defined by positioning this institution and its owners with the next era, our next horizons. Thank you and if you want me, I would like your vote. Thank you.

Thank you.  Nick.

My closing statement is going to be even briefer. I will start with what David says. I do want your vote. Now, my closing statement is this. I've thoroughly enjoyed campaigning and meeting the members I've met and the intense core of really great supporters. So with that, I would like your vote.

Thank you candidates and thank you members. This concludes this year's candidates forum for the office of Chairman of the Board of the Chicago Board of Trade. The election is December 6.


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The following letter was distributed to CBOT members on December 5, 2000.


                               David P. Brennan

                                                                December 5, 2000



Fellow Members:

My opponent circulated a letter today that contains inaccurate information.

He said that I plan to step down as Chairman "soon after the election" and turn our business over to a new CEO. To quote him: "my opponent plans to quit."

Let me set the record straight:

I am running for Chairman. I do not intend to step down after we select the permanent CEO. I will remain Chairman. I intend to serve as your Chairman.

The Chairman you elect tomorrow will remain Chairman through our "Step 2" restructuring vote.

Once the members approve Step 2, a process goes into place whereby the members elect a new 9-member Board. Five Directors will be MEMBERS. It is my vision that, as current Chairman, I would assume the Vice Chairman position on the new Board.

The top member role will be Vice Chairman.

This is the model of the CBOE.  It works.

As your Chairman for the past two years I will see Restructuring through to its completion.

The CBOT urges its members and membership interest holders to read the Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when they become available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT, at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as

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